Exhibit 99.1

Silicon Motion Announces Results for the Period Ended March 31, 2020

NEWS RELEASE

Financial Highlights

	1Q 2020 GAAP	1Q 2020 Non-GAAP
• Net sales	$132.8 million (-13% Q/Q, +40% Y/Y)	$132.8 million (-13% Q/Q, +49% Y/Y)
• Gross margin	48.1%	48.2%
• Operating margin	18.2%	20.1%
• Earnings per diluted ADS	$0.74	$0.80

Business Highlights

•	SSD controller sales declined about 15% Q/Q and increased about 40% Y/Y

•	eMMC+UFS controller sales declined about 20% Q/Q and increased over 100% Y/Y

•	SSD solutions sales increased about 15% Q/Q and increased about 70% Y/Y

TAIPEI, Taiwan and MILPITAS, Calif., April 29, 2020 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ended March 31, 2020. For the first quarter, net sales (GAAP) declined sequentially to $132.8 million from $153.2 million in fourth quarter 2019. Net income (GAAP) increased to $25.9 million or $0.74 per diluted ADS (GAAP) from net income (GAAP) of $25.4 million or $0.73 per diluted ADS (GAAP) in fourth quarter 2019.

For the first quarter, net income (non-GAAP) declined to $28.4 million or $0.80 per diluted ADS (non-GAAP) from a net income (non-GAAP) of $33.8 million or $0.96 per diluted ADS (non-GAAP) in fourth quarter 2019.

First Quarter 2020 Review

“Our first quarter sales were affected by the coronavirus outbreak in China,” said Wallace Kou, President and CEO of Silicon Motion. “The lockdown in China impacted industry supply chains and consumer demand, and China’s GDP declined sharply. Sales to OEM markets during the quarter were largely uninterrupted while sales to our channel markets were more fluid and dynamic. Although sales of both our SSD controllers and eMMC plus UFS controllers declined during the quarter, all three of our key products grew strongly compared to last year.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	1Q 2020	4Q 2019	1Q 2019	1Q 2020	4Q 2019	1Q 2019
Revenue	$132.8	$153.2	$94.7	$132.8	$153.0	$88.9
Gross profit	$63.9	$73.6	$47.6	$63.9	$75.4	$44.6
Percent of revenue	48.1%	48.1%	50.3%	48.2%	49.3%	50.2%
Operating expenses	$39.7	$46.2	$39.5	$37.3	$38.1	$28.6
Operating income	$24.2	$27.4	$8.1	$26.7	$37.3	$16.0
Percent of revenue	18.2%	17.9%	8.5%	20.1%	24.4%	18.0%
Earnings per diluted ADS	$0.74	$0.73	$0.23	$0.80	$0.96	$0.42

Other Financial Information

(in millions)	1Q 2020	4Q 2019	1Q 2019
Cash, cash equivalents, restricted cash and short-term investments—end of period	$371.7	$350.3	$300.8
Routine capital expenditures	$6.4	$3.0	$1.2
Dividend payments	$12.3	$12.1	$10.9

During the first quarter, we had $6.4 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 25, 2019, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. On February 27, 2020, we paid $12.3 million to shareholders as the second installment of our annual dividend.

On November 21, 2018, the Company announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24 month period. In the first quarter, we did not repurchase any of our ADSs. Since the start of this program, we have repurchased $59.8 million of our ADSs.

Business Outlook

“We continue to expect sequential sales growth in the second quarter and remain optimistic about the rest of the year,” said Wallace Kou, President and CEO of Silicon Motion. “While we believe we will continue to benefit from PC sales driven by work-from-home and online learning, China’s gradual post-lockdown economic recovery and the multi-year trends relating to both smartphone embedded storage transitioning from eMMC to UFS and PCs and other client devices transitioning from HDDs to SSDs, we are not providing full-year guidance at this time due to limited visibility in the second half of this year.”

For the second quarter of 2020, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP
Revenue	$133m to $143m +0% to 8% Q/Q	—	$133m to $143m +0% to 8% Q/Q
Gross margin	47.5% to 49.5%	—	47.5% to 49.5%
Operating margin	19.9% to 21.7%	Approximately $0.2m to $0.4m*	20.0% to 22.0%

*	Projected operating margin (non-GAAP) excludes $0.2 million to $0.4 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 am Eastern Time on April 29, 2020.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

Conference Call Details

Participants must register in advance to join the conference using the link provided below and should dial in 10 minutes prior to the call start time. Conference access information (including dial-in numbers, the passcode, and a unique access pin) will be provided in the email received upon registration.

Participant Online Registration: http://apac.directeventreg.com/registration/event/5049266

Replay Numbers (for 7 days):

USA (Toll Free):	1 855 452 5696

USA (Toll):	1 646 254 3697

Participant Passcode:	5049266

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

•	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

•	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

•	a better understanding of how management plans and measures the Company’s underlying business; and

•	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns and accounts receivable attributable to these product lines.

FCI divestiture refers to the exclusion of revenue, expenses and other items relating to our FCI specialty RF IC product-line, the sale of which was closed on May 31, 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency. Additionally, we are also excluding transaction expenses and long-term investment gains from this asset disposal.

Stock-based compensation expense consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

M&A transaction expenses consist of direct costs of transactions, such as legal and financial adviser fees. The Company does not undertake M&A transactions on a predictable cycle, so we excluded the effect of these costs in calculating our non-GAAP operating expenses and net income.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31, 2019 ($)	Dec. 31, 2019 ($)	Mar. 31, 2020 ($)
Net Sales	94,694	153,196	132,769
Cost of sales	47,075	79,563	68,877

Gross profit	47,619	73,633	63,892
Operating expenses
Research & development	27,970	33,869	29,304
Sales & marketing	6,962	6,093	6,472
General & administrative	4,357	6,269	3,944
Amortization of intangibles assets	255	—	—

Operating income	8,075	27,402	24,172
Non-operating income (expense)
Interest income, net	1,495	1,478	1,654
Foreign exchange gain (loss), net	494	84	(481)
Others, net	17	33	16

Subtotal	2,006	1,595	1,189

Income before income tax	10,081	28,997	25,361
Income tax expense (benefit)	1,810	3,567	(554)

Net income	8,271	25,430	25,915

Earnings per basic ADS	0.23	0.73	0.74
Earnings per diluted ADS	0.23	0.73	0.74
Margin Analysis:
Gross margin	50.3%	48.1%	48.1%
Operating margin	8.5%	17.9%	18.2%
Net margin	8.7%	16.6%	19.5%
Additional Data:
Weighted avg. ADS equivalents[1]	35,286	34,776	35,020
Diluted ADS equivalents	35,473	35,021	35,246

[1]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended
	Mar. 31, 2019 ($)	Dec. 31, 2019 ($)	Mar. 31, 2020 ($)
Revenue (GAAP)	94,694	153,196	132,769
SSD solutions restructuring	—	(162)	—
FCI divestiture	(5,793)	—	—
Revenue (non-GAAP)	88,901	153,034	132,769
Gross profit (GAAP)	47,619	73,633	63,892
Gross margin (GAAP)	50.3%	48.1%	48.1%
Stock-based compensation (A)	95	141	38
SSD solutions restructuring	—	1,618	—
FCI divestiture	(3,078)	—	—
Gross profit (non-GAAP)	44,636	75,392	63,930
Gross margin (non-GAAP)	50.2%	49.3%	48.2%
Operating expenses (GAAP)	39,544	46,231	39,720
Stock-based compensation (A)	(4,095)	(7,209)	(2,444)
Amortization of intangible assets	(255)	—	—
SSD solutions restructuring	—	(928)	—
M&A transaction expenses	(226)	—	—
Litigation expense	2	—	—
FCI divestiture	(6,357)	—	—
Operating expenses (non-GAAP)	28,613	38,094	37,276
Operating profit (GAAP)	8,075	27,402	24,172
Operating margin (GAAP)	8.5%	17.9%	18.2%
Total adjustments to operating profit	7,948	9,896	2,482
Operating profit (non-GAAP)	16,023	37,298	26,654
Operating margin (non-GAAP)	18.0%	24.4%	20.1%
Non-operating income (expense) (GAAP)	2,006	1,595	1,189
Foreign exchange loss (gain), net	(494)	(84)	481
FCI divestiture	(8)	—	—
Non-operating income (expense) (non-GAAP)	1,504	1,511	1,670

	For Three Months Ended
	Mar. 31, 2019 ($)	Dec. 31, 2019 ($)	Mar. 31, 2020 ($)
Net income (GAAP)	8,271	25,430	25,915
Total pre-tax impact of non-GAAP adjustments	7,446	9,812	2,963
Income tax impact of non-GAAP adjustments	(674)	(1,430)	(524)
Net income (non-GAAP)	15,043	33,812	28,354
Earnings per diluted ADS (GAAP)	$0.23	$0.73	$0.74
Earnings per diluted ADS (non-GAAP)	$0.42	$0.96	$0.80
Shares used in computing earnings per diluted ADS (GAAP)	35,473	35,021	35,246
Non-GAAP Adjustments	85	171	63
Shares used in computing earnings per diluted ADS (non-GAAP)	35,558	35,192	35,309
(A) Excludes stock-based compensation as follows:
Cost of Sales	95	141	38
Research & development	2,696	5,178	1,655
Sales & marketing	555	790	335
General & administrative	844	1,241	454

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Mar. 31, 2019 ($)	Dec. 31, 2019 ($)	Mar. 31, 2020 ($)
Cash and cash equivalents	277,168	323,166	344,012
Short-term investments	3,833	2,011	2,673
Accounts receivable (net)	80,591	108,734	89,662
Inventories	77,814	88,439	104,133
Refundable deposits – current	18,675	24,085	24,084
Prepaid expenses and other current assets	39,039	18,764	21,939

Total current assets	497,120	565,199	586,503
Long-term investments	4,242	3,000	3,000
Property and equipment (net)	97,970	97,777	100,822
Goodwill and intangible assets (net)	58,935	17,489	17,489
Other assets	13,491	14,264	12,110

Total assets	671,758	697,729	719,924

Accounts payable	28,557	30,687	45,778
Income tax payable	2,219	2,465	1,340
Accrued expenses and other current liabilities	63,858	98,336	82,306

Total current liabilities	94,634	131,488	129,424
Other liabilities	32,313	29,457	25,870

Total liabilities	126,947	160,945	155,294
Shareholders’ equity	544,811	536,784	564,630

Total liabilities & shareholders’ equity	671,758	697,729	719,924

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, unaudited)

	For Three Months Ended
	Mar. 31, 2019 ($)	Dec. 31, 2019 ($)	Mar. 31, 2020 ($)
Net income	8,271	25,430	25,915
Depreciation & amortization	3,860	4,054	4,109
Stock-based compensation	4,403	7,350	2,482
Investment impairment, losses & disposals	(20)	(16)	(14)
Changes in operating assets and liabilities	(13,182)	(6,721)	7,118
Others	6	2	—

Net cash provided by operating activities	3,338	30,099	39,610

Purchase of property & equipment	(1,194)	(2,966)	(6,396)

Net cash used in investing activities	(1,194)	(2,966)	(6,396)

Dividend payments	(10,936)	(12,147)	(12,278)
Share repurchases	(1,216)	—	—

Net cash used in financing activities	(12,152)	(12,147)	(12,278)

Net increase (decrease) in cash, cash equivalents & restricted cash	(10,008)	14,986	20,936
Effect of foreign exchange changes	(154)	(13)	(114)
Cash, cash equivalents & restricted cash—beginning of period	307,127	333,280	348,253

Cash, cash equivalents & restricted cash—end of period	296,965	348,253	369,075

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in storage products such as SSDs and eMMC+UFS devices, which are found in data centers, PCs, smartphones, and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected second quarter of 2020 and full year 2020 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the second quarter of 2020 and full year 2020. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes and recent global outbreak of COVID-19; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 15, 2019. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:
Sara Hsu
Project Manager
E-mail: sara.hsu@siliconmotion.com